



martin currie

MONTHLY INSIGHT

At July 31, 2004

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$24.53
Market price	US$27.17
Pemium/discount	10.76%
Fund size	US$247.3m

Past performance is not a guide to future returns.

Source: State Street Corporation. *Source for index data: MSCI.

At July 31, 2004 US$ returns

	China Fund NAV %	MSCI Golden Dragon* %
One month return	-0.8	-1.9
One year return	7.2	18.4

MANAGER'S COMMENTARY

As we enter the dog days of summer, the Chinese markets continue under pressure. Recent results from invested companies, such as **Sohu**, have been good, and we expect this to continue through the raft of interim results to be announced in August. Although headline inflation appeared worrying at 5%, it has actually started to decline month-on-month, and this will be hastened by falling grain prices. After a slowdown in loan growth and fixed asset investment, there are early signs that the authorities may soon ease the selective credit tightening initiated in April. Following some monthly trade deficits at the start of the year, strong growth in exports and some slowing of imports mean that China is now back to recording big monthly trade surpluses; the foreign exchange reserves now stand at US$471 billion, up by US$30 billion since March. Domestic consumption remains solid and the rebound in July of local steel, cement and glass prices indicates that rumours of the demise of the Chinese economy appear somewhat exaggerated. However, sentiment has remained negative, as investors have preferred to focus on high oil prices and military manoeuvres in the Taiwan Straits (an annual event).

There are now lots of cheap stocks, especially in Taiwan where your manager has never seen such value in 15 years following that market. Investors seem as overly pessimistic now as they were optimistic at the start of the year. The main worry remains equity supply, especially of large state-owned enterprises. However, we have seen a number of recent deals pulled or downsized. This may have a salutary effect on sellers and investment bankers.

INVESTMENT STRATEGY

Your fund has holdings in 59 stocks, of which four are unlisted. Recent performance has been hampered by our large exposure to management-owned small caps and to Taiwan. However, we are finding plenty of good growth companies trading at single digit price-to-earnings ratios to buy in both areas. We also expect the MSCI re-weighting of Taiwan, which will take place from November, to boost interest from foreign investors. We are therefore practicing patience, and with the exception of adding to our stake in China's leading gold miner, **Zijin**, there has been little turnover in the portfolio in July. After all, every patient dog has his day.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

Over the last month there has been considerable activity in the Fund's direct investment portfolio. On July 23, 2004, the valuation of the Fund's direct investment in Tomoike was increased from US$2.3 mn to US$6.3 mn. This substantial upward revaluation reflects a 120% increase in the company's audited profits since the investment was made in February 2003. On June 18, 2004, the Fund completed an investment of US$3 mn in Global e-Business Services (GO), a Hong Kong based e-commerce company. GO's main business is the electronic processing of import/export documentation and it is one of just two companies granted a license from the Hong Kong Government to provide this service. The Fund's other direct investments continue to perform well.

The measures adopted by the PRC Government to slow excessive growth in some sectors of the economy are showing encouraging signs of achieving a soft landing. Growth is slowing and activity in overheated sectors such as property development is being effectively curtailed. This process will take a few months to complete but should provide a more stable basis for rapid growth in the future. The tightened credit environment is lowering corporate valuations and creating an attractive opportunity to make new high quality direct investments. We are actively engaged in pursuing such new investments for the Fund.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS

Market cap*	US$273.0m
Shares outstanding	10,081,913
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation. *Source: Copyright 2002 Bloomberg LP.

ASSET ALLOCATION



■ Hong Kong	51.8%
■ Taiwan	30.4%
■ New York	7.0%
■ Singapore	0.2%
■ Direct	5.2%
■ B shares	2.4%
■ Other assets & liabilities	3.0%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon*
Industrials	21.2%	12.9%
Consumer discretionary	18.1%	6.8%
Information technology	17.4%	17.6%
Materials	8.9%	7.0%
Utilities	8.7%	9.2%
Financials	7.2%	31.3%
Consumer staples	5.4%	0.6%
Telecommunications	4.2%	8.1%
Healthcare	3.1%	0.1%
Energy	2.8%	6.4%
Other assets & liabilities	3.0%	—
Total	**100.0%**	**100.0%**

Source: State Street Corporation. *Source for index data: MSCI.

PERFORMANCE (US$ RETURNS)

	NAV %	Market price %
One month	-0.8	-5.7
Year to date	-6.3	-33.4
Three years (annualized)	22.7	35.1

Past performance is not a guide to future returns.

Source: State Street Corporation

DIRECT INVESTMENTS (5.2%)

Tomoike Industrial (HK) Ltd	Industrials	2.6%
Captive Finance	Financials	1.2%

	Sector	%
Global E Business	Information technology	1.2%
Teco Optronics	Information technology	0.2%

15 LARGEST LISTED INVESTMENTS (46.8%)

Chaoda Modern Agriculture	Consumer staples	4.5%
Sohu.com	Information technology	4.4%
TCL International	Consumer discretionary	3.9%
BYD	Industrials	3.7%
Comba Telecom Systems	Telecommunications	3.3%
Anhui Expressway	Utilities	3.1%
Shenzhen Expressway	Utilities	3.0%
Yanzhou Coal Mining	Energy	2.8%
TPV Technology	Industrials	2.7%
Xinao Gas	Utilities	2.7%
Merry Electronics	Consumer discretionary	2.6%
Cathay Financial	Financials	2.6%
China Metal Products	Materials	2.5%
Shanda Interactive	Consumer discretionary	2.5%
Synnex Technologies	Consumer discretionary	2.5%

Source: State Street Corporation

FUND PERFORMANCE (US$ RETURNS)

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	-0.8	-3.7	-6.3	7.2	22.7	13.7	7.5
MSCI Golden Dragon	-1.9	-2.4	-4.8	18.4	5.6	-2.6	n/a
Hang Seng Chinese Enterprise	1.0	6.8	-14.1	42.7	29.8	12.4	n/a

Past performance is not a guide to future returns.

Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized. Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2002 Bloomberg LP for the Hang Seng Chinese Enterprise.

PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.

Source: Martin Currie Inc as of July 31, 2004.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.

Source: Martin Currie Inc as of July 31, 2004.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Total	0.91	0.61	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.21	1.78
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04

Past performance is not a guide to future returns.

Source: State Street Corporation.

THE PORTFOLIO — IN FULL **AT JULY 31, 2004**

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**51.8%**
Chaoda Modern Agriculture	682 HK	HK$2.0	43,089,900	11,187,088	4.5%
TCL International	1070 HK	HK$2.3	32,318,000	9,633,497	3.9%
BYD	1211 HK	HK$22.3	3,225,000	9,220,429	3.7%
Comba Telecom Systems	2342 HK	HK$4.2	15,356,000	8,219,608	3.3%
Anhui Expressway	995 HK	HK$3.4	17,778,000	7,635,619	3.1%
Shenzhen Expressway	548 HK	HK$2.7	21,494,000	7,302,636	3.0%
Yanzhou Coal Mining	1171 HK	HK$9.5	5,686,000	6,888,984	2.8%
TPV Technology	903 HK	HK$5.2	9,968,000	6,645,504	2.7%
Xinao Gas	2688 HK	HK$3.7	13,976,000	6,585,015	2.7%
Golden Meditech	8180 HK	HK$3.0	13,950,000	5,276,097	2.1%
Solomon Systech	2878 HK	HK$1.8	20,698,000	4,696,974	1.9%
Fountain Set	420 HK	HK$5.4	6,714,000	4,605,233	1.9%
Weichai Power	2338 HK	HK$14.0	2,536,000	4,551,912	1.8%
Sinotrans	598 HK	HK$2.7	12,835,000	4,360,721	1.8%
China Shipping Container Lines	2866 HK	HK$2.7	9,221,000	3,162,411	1.3%
Proview International	334 HK	HK$1.7	14,644,000	3,135,398	1.3%
China Fire Safety	8201 HK	HK$0.4	50,380,000	2,712,839	1.1%
Hong Kong.com	8006 HK	HK$0.7	30,232,000	2,635,678	1.1%
Natural Beauty Bio-Technology	157 HK	HK$0.5	32,780,000	2,269,443	0.9%
Nanjing Dahe Outdoor Media	8243 HK	HK$0.5	37,500,000	2,259,673	0.9%
Ocean Grand Chemicals	2882 HK	HK$1.0	17,379,000	2,183,571	0.9%
Sino Golf	361 HK	HK$1.4	11,835,000	2,139,459	0.9%
Beiren Printing Machinery	187 HK	HK$2.3	7,000,000	2,019,283	0.8%
Asia Aluminium	930 HK	HK$0.9	18,000,000	1,938,511	0.8%
Fujian Zijin Mining	2899 HK	HK$2.5	6,000,000	1,884,664	0.8%
Asia Zirconium	395 HK	HK$1.1	13,196,000	1,844,104	0.7%
China Rare Earth	769 HK	HK$0.9	15,254,000	1,838,350	0.7%
Jingwei Textile Machinery	350 HK	HK$1.8	3,436,000	792,943	0.3%
Arcontech	8097 HK	HK$0.2	18,386,000	407,803	0.2%
Taiwan					**30.4%**
Merry Electronics	2439 TT	NT$73.5	3,012,016	6,513,186	2.6%
Cathay Financial	2882 TT	NT$56.0	3,862,000	6,362,813	2.6%
China Metal Products	1532 TT	NT$33.8	6,325,659	6,290,299	2.5%
Synnex Technologies	2347 TT	NT$51.5	4,059,640	6,150,970	2.5%
Taiwan Green Point	3007 TT	NT$98.0	1,831,200	5,279,718	2.1%
Fubon Financial	2881 TT	NT$28.0	5,453,952	4,492,811	1.8%
Cheng Shin Rubber	2105 TT	NT$43.3	3,305,974	4,211,494	1.7%
Polaris Securities	2854 TT	NT$15.0	8,859,377	3,909,699	1.6%
Chicony Electronics	2385 TT	NT$43.5	3,001,152	3,840,839	1.6%
Taiwan Hon Chuan Enterprise	9939 TT	NT$30.9	4,179,435	3,799,486	1.5%
CMC Magnetics	2323 TT	NT$14.9	8,100,000	3,538,835	1.4%
Asia Optical	3019 TT	NT$153.0	686,937	3,092,126	1.3%
Tripod Technology	3044 TT	NT$33.6	2,503,413	2,474,689	1.0%
Data Systems Consulting	2447 TT	NT$19.1	3,968,339	2,229,929	0.9%
ChungHwa Telecom	2412 TT	NT$53.5	1,408,000	2,216,181	0.9%
Taiwan FamilyMart	5903 TT	NT$50.5	1,478,520	2,196,683	0.9%
Wintek	2384 TT	NT$28.4	2,421,104	2,022,929	0.8%
Vanguard International Semiconductor	5347 TT	NT$11.0	6,000,000	1,932,921	0.8%
Allied Material	8017 TT	NT$13.7	4,000,000	1,606,355	0.7%
Soft-World International	5478 TT	NT$65.0	790,000	1,510,738	0.6%
Yieh United Steel	9957 TT	NT$14.4	3,500,000	1,482,789	0.6%
Singapore					**0.2%**
Autron	AAT SP	SGD0.3	2,795,000	447,018	0.2%
B shares					**2.4%**
China International Marine	200039 CH	HK$12.0	3,908,395	6,013,070	2.4%
New York					**7.0%**
Sohu.com	Sohu US	US$20.7	526,286	10,904,646	4.4%

Shanda Interactive	SNDA US	US$19.0	324,300	6,161,700	2.5%
Chindex International	CHDX US	US$7.3	42,987	311,656	0.1%
Direct					**5.2%**
Tomoike Industrial			825,000	6,331,233	2.6%
Captive Finance			2,000,000	3,045,000	1.2%
Global E Business			40,000	3,000,077	1.2%
Teco Optronics			1,500,000	441,306	0.2%
Other assets & liabilities					**3.0%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com

Important information: This newsletter is issued and approved by Martin Currie Inc (MC Inc), as investment adviser. MC Inc is authorised and regulated by the Financial Services Authority (FSA) and incorporated under limited liability in New York, USA. Registered in Scotland (No BR2575), registered address Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2ES. Information herein is believed to be reliable but has not been verified by MC Inc. MC Inc makes no representation or warranty and does not accept any responsibility in relation to such information or for opinion or conclusion which the reader may draw from the newsletter.

China Fund Inc (the fund) is classified as a 'non-diversified' investment company under the US Investment Company Act of 1940. It meets the criteria of a closed-ended US mutual fund and its shares are listed on the New York Stock Exchange. MC Inc has been appointed investment adviser to the listed equity portfolio of the fund. Asian Direct Capital Management is the direct investment manager to the fund.

This newsletter does not constitute an offer of shares. MC Inc, its ultimate and intermediate holding companies, subsidiaries, affiliates, clients, directors or staff may, at any time, have a position in the market referred to herein, and may buy or sell securities, currencies, or any other financial instruments in such markets. The information or opinion expressed in this newsletter should not be construed to be a recommendation to buy or sell the securities, commodities, currencies or financial instruments referred to herein.

The information provided in this report should not be considered a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in an account's portfolio at the time you receive this report or that securities sold have not been repurchased.

It should not be assumed that any of the securities transactions or holdings discussed here were or will prove to be profitable, or that the investment recommendations or decisions we make in the future will be profitable or will equal the investment performance of the securities discussed herein.

Investors are advised that they will not generally benefit from the rules and regulations of the United Kingdom Financial Services and Markets Act 2000 and the FSA for the protection of investors, nor benefit from the United Kingdom Financial Services Compensation Scheme, nor have access to the Financial Services Ombudsman in the event of a dispute. Investors will also have no rights of cancellation under the FSA's Conduct of Business Sourcebook of the United Kingdom.

Please remember that past performance is not a guide to future returns. Markets and currency movements can cause the value of the shares and the income from them to fluctuate and you may get back less than you invested when you decide to sell your shares.